UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 26, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Patrick Industries, Inc.

File No. 005-17482 – CF #34598

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       Tontine Capital Partners, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibit to a Schedule 13D/A filed on December 23, 2016 relating to its beneficial ownership of common shares of Patrick Industries, Inc.

       Based on representations by Tontine Capital Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 99.5   through August 11, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Brent J. Fields
                        Secretary